UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

§240.13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO §240.13D-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 5)

Aurinia Pharmaceuticals Inc.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

05156V102

(CUSIP Number)

ILJIN SNT Co., Ltd.
(Dohwa-dong), 45 Maop-daero, Mapo-gu

Seoul, Korea 121-716

Attention: Woo Young Choi

+82-2-707-9742

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 9, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05156V102

1.	Name of Reporting Person I.R.S. Identification Nos. of above person (entities only) (voluntary) ILJIN SNT Co., Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization South Korea

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 8,877,616*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 8,877,616*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,877,616*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.2%**

14.	Type of Reporting Person (See Instructions) CO

* Consists of: (i) 8,210,950 Common Shares held by ILJIN SNT and (ii) 666,666 Common Shares issuable to ILJIN SNT upon the exercise of presently-exercisable warrants.

** Based on (i) 96,287,958 shares outstanding as of December 9, 2019, as reported in the Issuer’s Prospectus Supplement No. 4 dated December 9, 2019 filed with the Securities and Exchange Commission on December 9, 2019, plus (ii) 666,666 Common Shares underlying presently-exercisable warrants held by ILJIN SNT, which are treated as issued and outstanding only for the purpose of computing the percentage ownership of ILJIN SNT.

CUSIP No. 05156V102

1.	Name of Reporting Person I.R.S. Identification Nos. of above person (entities only) (voluntary) ILJIN Semiconductor Co., Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization South Korea

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 988,887

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 988,887

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 988,887

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.0%*

14.	Type of Reporting Person (See Instructions) CO

* Based on (i) 96,287,958 shares outstanding as of December 9, 2019, as reported in the Issuer’s Prospectus Supplement No. 4 dated December 9, 2019 filed with the Securities and Exchange Commission on December 9, 2019.

CUSIP No. 05156V102

1.	Name of Reporting Person I.R.S. Identification Nos. of above person (entities only) (voluntary) ILJIN Steel Co., Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization South Korea

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,621,271

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,621,271

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,621,271

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.7%*

14.	Type of Reporting Person (See Instructions) CO

* Based on (i) 96,287,958 shares outstanding as of December 9, 2019, as reported in the Issuer’s Prospectus Supplement No. 4 dated December 9, 2019 filed with the Securities and Exchange Commission on December 9, 2019.

CUSIP No. 05156V102

1.	Name of Reporting Person I.R.S. Identification Nos. of above person (entities only) (voluntary) ILJIN C&S Co., Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization South Korea

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 8,877,616*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 8,877,616*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,877,616*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.2%**

14.	Type of Reporting Person (See Instructions) CO

*Consists of: (i) 8,210,950 Common Shares held by ILJIN SNT and (ii) 666,666 Common Shares issuable to ILJIN SNT upon the exercise of presently-exercisable warrants.

** Based on (i) 96,287,958 shares outstanding as of December 9, 2019, as reported in the Issuer’s Prospectus Supplement No. 4 dated December 9, 2019 filed with the Securities and Exchange Commission on December 9, 2019, plus (ii) 666,666 Common Shares underlying presently-exercisable warrants held by ILJIN SNT, which are treated as issued and outstanding only for the purpose of computing the percentage ownership of ILJIN SNT.

CUSIP No. 05156V102

1.	Name of Reporting Person I.R.S. Identification Nos. of above person (entities only) (voluntary) Sae Kyoung Huh

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization South Korea

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 988,887*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 988,887*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 988,887*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.0%**

14.	Type of Reporting Person (See Instructions) IN

* Represents Common Shares held by ILJIN SM.

** Based on (i) 96,287,958 shares outstanding as of December 9, 2019, as reported in the Issuer’s Prospectus Supplement No. 4 dated December 9, 2019 filed with the Securities and Exchange Commission on December 9, 2019.

CUSIP No. 05156V102

1.	Name of Reporting Person I.R.S. Identification Nos. of above person (entities only) (voluntary) Chin Kyu Huh

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization South Korea

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 10,498,887*

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 10,498,887*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,498,887*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.8%**

14.	Type of Reporting Person (See Instructions) IN

*Consists of: (i) 8,210,950 Common Shares held by ILJIN SNT, (ii) 666,666 Common Shares issuable to ILJIN SNT upon the exercise of presently-exercisable warrants and (iii) 1,621,271 Common Shares held by ILJIN Steel.

** Based on (i) 96,287,958 shares outstanding as of December 9, 2019, as reported in the Issuer’s Prospectus Supplement No. 4 dated December 9, 2019 filed with the Securities and Exchange Commission on December 9, 2019, plus (ii) 666,666 Common Shares underlying presently-exercisable warrants held by ILJIN SNT, which are treated as issued and outstanding only for the purpose of computing the percentage ownership of ILJIN SNT.

CUSIP No. 05156V102

AMENDMENT NO. 5 TO SCHEDULE 13D

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission by the Reporting Persons with respect to the Common Shares on April 8, 2019, Amendment No. 1 thereto filed on June 4, 2019, Amendment No. 2 thereto filed on November 13, 2019, Amendment No. 3 thereto filed on December 6, 2019 and Amendment No. 4 thereto filed on December 9, 2019 (as so amended, the “Schedule 13D”).  Terms defined in the Schedule 13D are used herein as so defined.

The following items of the Schedule 13D are hereby amended as follows:

Item 5.   Interest in Securities of the Issuer

Paragraphs (a), (b) and (c) of Item 5 of the Schedule 13D are hereby amended and restated to read as follows:

(a)-(b) The information requested by these paragraphs is incorporated herein by reference to the cover pages to this Amendment No. 5 to Schedule 13D.

(c)  On December 9, 2019 Iljin SNT sold 800,000 Common Shares in open market broker transactions pursuant to Rule 144 at a weighted average price of $15.55 per share. Such shares were sold in multiple transactions at prices ranging from $15.28 to $15.97.  Iljin SNT undertakes to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within each such range.

CUSIP No. 05156V102

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 10, 2019	ILJIN SNT CO., LTD.

	By:	/s/ Woo Young Choi
		Name:	Woo Young Choi
		Title:	Authorized Signatory

ILJIN SEMICONDUCTOR CO., LTD.

	By:	/s/ Woo Young Choi
		Name:	Woo Young Choi
		Title:	Authorized Signatory

ILJIN STEEL CO., LTD.

	By:	/s/ Woo Young Choi
		Name:	Woo Young Choi
		Title:	Authorized Signatory

ILJIN C&S CO. LTD.

	By:	/s/ Woo Young Choi
		Name:	Woo Young Choi
		Title:	Authorized Signatory

/s/ Chin Kyu Huh
Chin Kyu Huh

/s/ Sae Kyoung Huh
Sae Kyoung Huh